UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

JABIL CIRCUIT, INC.

(Name of Subject Company (Issuer))

JABIL CIRCUIT, INC.

(Name of Filing Person (Issuer))

Certain Options to Purchase Common Stock

Certain Stock Appreciation Rights

(Title of Class of Securities)

466313103

(CUSIP Number of Class of Securities)

Robert L. Paver, Esq.

Secretary and General Counsel

Jabil Circuit, Inc.

10560 Dr. Martin Luther King, Jr. Street North

St. Petersburg, Florida 33716

(727) 577-9749

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Chester E. Bacheller, Esq.

Holland & Knight LLP

100 North Tampa Street, Suite 4100

Tampa, Florida 33602

Phone: (813) 227-6431

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$23,344,427	$918

(1)	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Value assumes that all options and stock appreciation rights that are eligible for the offer will be tendered pursuant to this offer. These options and stock appreciation rights have an aggregate value of $23,344,427 as of May 7, 2008, calculated based on a lattice valuation model.
(2)	The amount of the filing fee calculated in accordance with Rule 0-11(a)(2) of the Securities Act of 1934, as amended, equals $39.30 for each $1,000,000.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This tender offer statement on Schedule TO is being filed by Jabil Circuit, Inc., a Delaware corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to amend or replace certain outstanding options and stock appreciation rights validly tendered and accepted for amended or replaced options and stock appreciation rights, and in certain circumstances, a cash payment (the “Exchange Offer”).

The Exchange Offer is made upon the terms and subject to the conditions described in the Offer to Amend or Replace Certain Outstanding Options and Stock Appreciation Rights dated May 12, 2008 (as may be supplemented or amended from time to time, the “Offer to Amend or Replace”) attached hereto as Exhibit (a)(1)(A). The information in the Offer to Amend or Replace, including all attachments thereto, is expressly incorporated into this Schedule TO by reference in response to all the items of Schedule TO, except as otherwise set forth below.

Item 7.	Source and Amount of Funds or Other Consideration.

(d) Borrowed Funds.

Not applicable.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10.	Financial Statements.

(a) Financial Information.

The information set forth on pages 71 through 122 of the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2007, and in Item 1 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended February 29, 2008, is incorporated herein by reference. You may read and copy any document we file with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain further information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at (202) 551-8090. Our filings are also available to the public over the Internet at the Securities and Exchange Commission’s website at www.sec.gov.

(b) Pro Forma Information.

Not Applicable.

Item 11.	Additional Information.

(b) Other Material Information.

Not applicable.

Item 12.	Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(A)	Offer to Amend or Replace Certain Outstanding Options and Stock Appreciation Rights, dated May 12, 2008.

(a)(1)(B)	Form Email to All Eligible Employees, dated May 12, 2008.

(a)(1)(C)	Form Email Reminder.

(a)(1)(D)	Election Form.

(a)(1)(E)	Form of Addendum to Election Form.

(a)(1)(F)	Form Email/Letter Confirmation of Election.

(a)(1)(G)	Form of Notice of Expiration of Offer.

(a)(1)(H)	Form of Replacement Stock Option Award Agreement under Jabil Circuit, Inc. 2002 Stock Incentive Plan.

(a)(1)(I)	Form of Replacement Stock Appreciation Rights Award Agreement under Jabil Circuit, Inc. 2002 Stock Incentive Plan.

(a)(1)(J)	Form of Amendment(s) to Stock Option and Stock Appreciation Right Award Agreement(s)

(a)(1)(K)	Frequently Asked Questions.

(b)	Not applicable.

(d)(1)(A)	Jabil Circuit, Inc. 1992 Stock Option Plan is incorporated herein by reference to Form S-8, filed with the SEC on November 27, 2000.

(d)(1)(B)	Jabil Circuit, Inc. 2002 Stock Incentive Plan is incorporated herein by reference to Form S-8, filed with the SEC on February 15, 2008.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JABIL CIRCUIT, INC.

By:	/s/ Timothy L. Main
Name:	Timothy L. Main
Title:	President and Chief Executive Officer

Dated: May 12, 2008